# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carbon Revolution Public Ltd Co, CIK 0001960208
CUSIP: G1893D102
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Ten Earlsfort Terrace, Dublin 2, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-052936
Filed by CIK 0001519536

## Reporting persons
- HENNESSY DANIEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Carbon Revolution Public Ltd Co
Address of issuer's principal executive offices: Ten Earlsfort Terrace, Dublin 2, Ireland, D02 T380

## Item 2. Person Filing
Name of person filing: Daniel J. Hennessy (the "Reporting Person")
Address of principal business office or, if none, residence:
195 US Hwy 50, Suite 309
Zephyr Cove, NV 89448
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, the Reporting Person may be deemed the beneficial owner of 0 Ordinary Shares.
Percent of class: As of June 30, 2025, the Reporting Person may be deemed the beneficial owner of 0% of the Ordinary Shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HENNESSY DANIEL J: /s/ Daniel J. Hennessy, Daniel J. Hennessy (08/14/2025)